

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 1, 2009

<u>Via U.S. Mail</u>

Robert Stopanio
President
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, Florida 33315

Re: **Scorpion Performance, Inc.**
Amendment No. 5 to Registration Statement on Form 10
Filed April 17, 2009
File No. 000-52859

Dear Mr. Stopanio:

We have reviewed your responses to the comments in our letter dated February 3, 2009 and have the following additional comments. Please note that all page references below correspond to the unmarked version of your filing.

<u>Form 10</u>

<u>General</u>

1. The registration statement still contains marketing language. We note certain claims such as "[t]hrough the use of our…technologically enhanced machines and equipment, we manufacture our products in America by Americans, and believe we effectively compete with foreign manufacturers based upon our cost efficiencies and ability to meet our customer specifications" and "we are in a favorable position to take advantage of business opportunities." Please revise to remove marketing language or substantiate claims related to your company's performance.

Business [of] the Company, page 1

2. We note your revisions to the Business section of the registration statement.
    Specifically, notwithstanding your belief that there is more growth with your new
    products related to the medical industry, the registration statement must provide
    more detail and clarity in regards to all material aspects of your current business.
    Your disclosure in the registration statement disproportionately focuses on the
    possible growth in the medical industry, rather than your core business. Please
    revise to provide an accurate and comprehensive description of your present
    operations (including, without limitation, the current performance of the rocker
    arms business, its principal products and services, competitive strengths, and
    relevant growth strategies, etc.).

3. We note the disclosure on page 2 that you plan to further increase your product
    lines and services "through strategic acquisitions and joint ventures as well as
    private label or other manufacturing arrangements." We also note your Form 8-K
    filed on April 3, 2009 announcing your plans regarding Crane Cams. If you have
    current plans to enter into certain strategic acquisitions, joint ventures and other
    manufacturing arrangements, please revise to disclose the plans and add
    disclosure about implementation costs, the source of funds and the timelines for
    such plans. Refer to our prior comment 25 in our letter to you dated November 8,
    2007 for additional guidance.

Scorpion Robotic/Engineering, page 3

4. We note the disclosure that you currently manufacture products for the medical
    industry. However, you disclosed on page 1 that you are currently in the process
    of obtaining ISO certification which will permit you to manufacture "implantable
    medical devices and equipment in accordance with FDA requirements." Please
    revise throughout the registration statement to disclose the different medical
    products that you manufacture, and differentiate between medical products that
    you currently produce now and the medical products that you will manufacture
    upon successful ISO certification.

Raw Materials and Inventory, page 5

5. We note the disclosure that you continue to retain 20% in inventory despite the
    economic downtown in the automotive and parts industry. Please revise to
    explain your belief that having the same inventory in an economic downtown is a
    positive characteristic for the company as it is not intuitively clear.

Competition, page 6

6. Please revise this section to clarify your competitive position in the industry as

your current disclosure describes your competitive strengths in great detail. Your revised disclosure should describe the competitive conditions including, where material, an estimate of the number of competitors and your competitive position, if known. Please refer to Item 101(c)(x) of Regulation S-K.

Risk Factors, page 8

7. We note the disclosure in the Management's Discussion and Analysis of Financial Condition's section that your move to a larger manufacturing plant has incurred additional costs to your company and suffered delays. Revise to disclose in a separate risk factor the risks attendant your expansion to a new facility and the possible financial setbacks that you may suffer.

The Current Decline in the Automobile Industry, page 8

8. We note your response to prior comment 2 and reissue in part. Please revise this risk factor to more fully reflect the risks you describe in the current decline in the automobile industry. Furthermore, revise to delete the discussions of your expansion into the medical products industry and liquidity and capital resources as the disclosure does not describe the risks attendant the decline in the automobile industry.

The High Performance Automotive Parts Market is Highly Competitive, page 11

9. Your risk factors should highlight and discuss the risks pertaining to different aspects of your company. We note the additional disclosure pertaining to your belief that you may gain a "sizable" portion of the automotive parts industry due to the fallout of several competitors. Please revise to disclose the risks to your company if you do not gain customers from your competitors' fallout.

To Raise Additional Capital to Fund Operations, page 16

10. We note the deletion to the disclosure that any issuance of additional shares of your common stock will dilute book value. Please tell us why the issuance of additional shares of your common stock will not dilute its book value.

Our Management and Principal Shareholders in the Aggregate, Own or Control, page 17

11. We note the disclosure that the Stopanios may control 20,000,000 shares or 55% of your "voting shares." Please revise to clarify whether voting shares refers only to common stock, or define voting shares.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19

12. Please revise to delete the reference to this filing as a "Report."

13. We note the disclosure that you are expanding into the medical products industry
and that medical-related products accounted for approximately 12% of your total
revenue. Please revise to disclose the amount of the financial commitment that
you have expended towards this endeavor and for the ISO certification.

Legal Proceedings, page 31

14. Please revise to disclose the legal jurisdiction for the matters involving Leonard
Codomo and Carl Del Spino. Refer to Item 103 of Regulation S-K.

Common Stock, page 35

15. Revise to disclose the number of issued and outstanding common shares of stock
as of December 31, 2008.

Unit Purchase Options, page 35

16. Please revise to provide the number of issued and outstanding unit purchase
options as of December 31, 2008.

Other

17. Please continue to consider the financial statement updating requirements as set
forth in Rule 8-08 of Regulation S-X.

* * * * *

As appropriate, please amend the registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are

responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Myra P. Mahoney, Esq.
    Fax: (954) 563-1050